UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 28 July 2026, London UK

GSK to establish new flagship R&D centre on Cambridge Biomedical Campus, UK

●     Investment further integrates company into world-class ecosystem of biomedical research, patient care and academia
●     Catalyst to fuel collaboration and accelerate GSK R&D and medicine development
●     £400 million investment in UK life sciences

GSK plc (LSE/NYSE: GSK) today announced plans to establish a major new global R&D centre in Cambridge, UK, as part of the company's plan to accelerate its R&D pipeline. The new 300,000 square foot site, on the Cambridge Biomedical Campus in the heart of the UK's life sciences "Golden Triangle," will be home to GSK's R&D operations in the UK and more than 1,000 GSK scientists.

The Cambridge Biomedical Campus is one of the largest biomedical campuses in Europe. The new location will provide GSK scientists with direct access to a world-class ecosystem of biomedical research, patient care and academia, enabling translational research by bridging laboratory science with clinical practice.

The GSK site will feature state-of-the-art, tech-enabled labs and infrastructure to support research in the company's focus areas of Oncology, Respiratory, Hepatology, Vaccines and HIV.

The Cambridge Biomedical Campus is home to more than 22,000 people working in life sciences, with more than 37,000 people visiting every day. More than 1 million patients are treated on the campus every year, and over 470 biopharma/ biotech and AI companies are located there. These include many existing GSK partners and collaborations, such as, the Cambridge Centre for Data-Driven Discovery; Cambridge-GSK Translational Immunology Collaboration; Cambridge-GSK Metabolic Science Collaboration; Cambridge Immune Ageing; GSK-Teichmann Lab; and GSK's Clinical Unit at Addenbrooke's Hospital.

Luke Miels, Chief Executive Officer, GSK, said: "This investment will accelerate our R&D and help us deliver new, competitive products. It integrates GSK further into one of the world's leading centres of knowledge and demonstrates the attractiveness of the UK's life sciences ecosystem."

Tony Wood, Chief Scientific Officer, GSK, said: "Cambridge has built one of the world's best life sciences ecosystems, with leading universities, hospitals and biotech companies. The campus provides exceptional opportunities for collaboration. With our existing connections and experience, we see this move as a catalyst for faster, bolder medicines discovery by accelerating the science that matters most for GSK's next wave of medicines."

The site in Cambridge, currently in development by Prologis, will be part of GSK's wider UK network of collaboration with leading academic institutions and pioneering scientific organisations, including the University of Oxford, Kings College London, Imperial College, the University of Manchester, Wellcome and the Crick Institute.

As a result of the planned move to Cambridge, GSK will vacate its R&D site at Stevenage, Hertfordshire, with a phased move for employees by 2029. Alongside the move to Cambridge, GSK will also upgrade its existing R&D laboratories at Ware in Hertfordshire and move some employees there to create a fully integrated drug development and commercial manufacturing scale up capability. Overall, the company plans to invest £400 million over 3 years in support of these changes.

GSK will retain its global headquarters in London, which is unaffected by today's announcement.

GSK invests over £6 billion in R&D every year of which more than £1.5 billion is in the UK.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q2 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GSK plc
(Registrant)

Date: July 28, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc